Exhibit 1.4

*** Consent Solicitation by PT Portugal on the Notes ***

Notes: EUR 400mn 6.25% Notes due 2016 issued by PT Portugal, SGPS, S.A. (“PT Portugal”) (PTPTCYOM0008)

Background: Reorganise the outstanding bond debt of PT Portugal, before the completion of the sale of PT Portugal by Oi S.A. to Altice Portugal S.A. and Altice S.A. (the “PT Portugal Sale”).

Proposal: (i) substitution of Portugal Telecom International Finance B.V. (“PTIF”), in the place of PT Portugal, as the issuer and the principal obligor of the Notes; (ii) grant to the holders of the Notes an option to redeem their Notes; (iii) waiver of any and all Events of Default and Potential Events of Default as set out in the Terms and Conditions of the Notes, that may be triggered by the PT Portugal Sale.

Consent Fee: 0.40% of the principal amount of the Notes for which such Noteholder is delivering the consent

Key dates: 9 April 2015 - Launch of the Consent Solicitation

5pm (Lisbon time) on 28 April 2015 - Voting Deadline for Noteholders voting through the Tabulation Agent*

*	deadline date could be different from above if a different voting method is used; each Noteholder should consult the consent solicitation memorandum dated 9 April 2015 (the “Consent Solicitation Memorandum”) which can be found at www.ptportugal.pt, for further information on the Voting Deadlines.

Solicitation Agents:	BESI / BoAML / Santander GBM

Tabulation Agent:	Lucid (pt@lucid-is.com)

Before making a decision with respect to the Consent Solicitation, Noteholders should carefully consider all of the information contained in the Consent Solicitation Memorandum. This announcement does not constitute an offer to buy, a solicitation of an offer to sell or a solicitation of consents. The Consent Solicitation is being made solely pursuant to the Consent Solicitation Memorandum.

Neither the Consent Solicitation Memorandum nor any related documents (including this announcement) have been filed with, or reviewed by, any national or local securities commission or regulatory authority of the United States of America or any other jurisdiction, nor has any such commission or authority passed upon the accuracy or adequacy of the Consent Solicitation Memorandum nor any related documents (including this announcement). Any representation to the contrary is unlawful and may be a criminal offence.

The Consent Solicitation is made for the securities of a non U.S. company. The Consent Solicitation is subject to disclosure requirements in Portugal and the United Kingdom that are different from those of the United States of America.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since PT Portugal and Oi S.A. are located in foreign countries, and some or all of their officers and directors are residents of foreign countries. You may not be able to sue a foreign company or its officers and directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

None of the Solicitation Agents nor the Trustee makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this announcement.

Capitalised terms used in this announcement shall have the meanings ascribed to them in the Consent Solicitation Memorandum.